                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          OPTICAL SECURITY GROUP, INC.
                           (Name of Subject Company)

                          OPTICAL SECURITY GROUP, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.005 PER SHARE
                         (Title of Class of Securities)

                                  683848 20 4
                     (CUSIP Number of Class of Securities)

                                RICHARD H. BARD
                            CHIEF EXECUTIVE OFFICER
                          OPTICAL SECURITY GROUP, INC.
                                535 16TH STREET
                                   SUITE 920
                                DENVER, CO 80202
                                 (303) 534-4500

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                            ------------------------

                                with copies to:

                            CHARLES H. JACOBS, ESQ.
                               JANE M. HARM, ESQ.
                          LOHF, SHAIMAN & JACOBS, P.C.
                       950 SOUTH CHERRY STREET, SUITE 900
                             DENVER, CO 80246-2666
                                 (303) 753-9000
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    This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer by Applied Opsec Corporation, a Colorado corporation ("Purchaser"), and a wholly owned subsidiary of Applied Holographics PLC, a public limited company incorporated and existing under the laws of England and Wales ("Parent"), to purchase all of the Shares (as defined below) of Optical Security Group, Inc., a Colorado corporation.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Optical Security Group, Inc., a Colorado corporation (the "Company"), and the address of the principal executive offices of the Company is 535 16(th) Street, Suite 920, Denver, Colorado 80202. The title of the class of equity securities to which this statement relates is the common stock, par value $.005 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE PURCHASER.

    This Schedule 14D-9 relates to the tender offer, disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 6, 1999 (as amended or supplemented, the "Schedule 14D-1"), by the Purchaser to purchase all issued and outstanding shares (the "Shares") of Common Stock at a price of $7.00 per Share (the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with any amendments and supplements thereto, collectively constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 30, 1999 ("the Merger Agreement"), among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger (as such, the "Surviving Corporation") as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each Share issued and outstanding immediately prior to the Merger (other than Shares (1) owned or held in treasury by the Company, (2) owned by Parent or the Purchaser, (3) remaining outstanding and held by any subsidiary of the Company or Parent, or (4) owned by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Colorado law) will be converted into the right to receive in cash, without interest, the per share price paid in the Offer (the "Merger Consideration").

    The Merger is subject to a number of conditions, including approval by stockholders of the Company, if such approval is required by applicable law. If the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will effect the Merger pursuant to the short-form merger provisions of the Colorado Business Corporation Act (the "CBCA"), without prior notice to, or any action by, any other stockholder of the Company.

    A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

    As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 40 Phoenix Road, Crowther District 3, Washington, Tyne & Wear, England, NE 38 OAD.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) Parent or the Purchaser or their respective executive officers, directors or affiliates.

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THE MERGER AGREEMENT.

    The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

    THE MERGER AGREEMENT. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger," the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares (1) owned or held in treasury by the Company, (2) owned by the Purchaser or Parent, (3) remaining outstanding held by any subsidiary of the Company or Parent or (4) owned by stockholders, if any, who are entitled to and who properly exercise dissenters' rights under Colorado law), will be converted into the right to receive an amount in cash, without interest, equal to the price per Share paid pursuant to the Offer. Shares described in (1), (2) and (3) of this paragraph will be cancelled without the payment of any consideration.

    VOTE REQUIRED TO APPROVE THE MERGER. The CBCA requires, among other things, that the adoption of any plan of Merger or consolidation of the Company must be approved by the board of directors of the Company and, if the "short form" Merger procedure described below is not available, by the holders of a majority of the Company's outstanding Shares. The board of directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional corporate action of the Company that may be necessary to effect the Merger is approval by such stockholders if the "short-form" Merger procedure described below is not available. Under the CBCA, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser), is generally required to approve the Merger. In addition, holders of Company preferred stock will also have the right to vote on the Merger, on the same basis as the holders of the Shares. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The CBCA also provides, however, that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could (and, under the Merger Agreement, is required to) effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of Parent, the Purchaser and the Company to effect the Merger are subject to the fulfillment at or prior to the effective time of the Merger of each of the following conditions: (1) other than as described above with respect to the "short-form merger procedures" the Offer, the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company in accordance with the CBCA, (2) the Merger Agreement, the Merger and the Placing and Open Offer (the "Placing and Open Offer") of new ordinary shares of Parent (the "New Ordinary Shares") shall have been approved and adopted by the requisite vote of the stockholders of Parent in accordance with the Listing Rules of London Stock Exchange Limited and (3) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or order shall be in effect which prevents the consummation of the Merger.

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    The obligations of Parent and Purchaser to consummate the Merger are also subject to the satisfaction at or prior to the effective time of the Merger of the following conditions (unless any such condition is waived in writing by Parent or the Purchaser):

    (1) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects (without giving duplicative effect to any materiality qualification contained in the applicable representation or warranty) as of the effective time of the Merger with the same force and effect as though made again at and as of the effective time of the Merger, except for any representations and warranties that address matters only as of a particular date (which shall remain true and correct in all material respects (without giving duplicative effect to any materiality qualification contained in the applicable representation or warranty) as of such date) and Parent shall have received a certificate from the Company's chief executive officer and chief financial officer to that effect;

    (2) the Company shall have performed in all material respects all obligations required to be performed by the Company under the Merger Agreement at or prior to the effective time of the Merger and Parent shall have received a certificate from the Company's chief executive officer and chief financial officer to that effect;

    (3) there shall not have occurred any change in the business, assets, prospects, financial condition or results of operations of the Company or any of its subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a change or effect that is, in the reasonable judgement of Parent, materially adverse to the business, assets, prospects, financial condition, results of operations or condition of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect");

    (4) the Company shall have received all necessary consents or waivers to the Merger, in form and substance satisfactory to Parent, from the other parties to each contract, lease or agreement to which the Company is a party, except where the failure to obtain such consent or waiver would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

    (5) the consummation of the Bridgestone Transaction on terms substantially in accordance with the terms of the Bridgestone Agreement;

    (6) the receipt by Parent of sufficient funds from the Placing and Open Offer to fund its obligations under the Merger Agreement; and

    (7) the admittance of the New Ordinary Shares to the Official List of the London Stock Exchange, subject to notice of admittance.

    The obligations of the Company to consummate the Merger are also subject to the satisfaction at or prior to the effective time of the Merger of the following conditions (unless any such condition is waived in writing by the Company):

    (1) the representations and warranties of Parent set forth in the Merger Agreement shall be true and correct in all material respects (without giving duplicative effect to any materiality qualification contained in the applicable representation or warranty) as of the effective date of the Merger with the same force and effect as though made again at and as of the effective date of the Merger, except for any representations and warranties that address matters only as of a particular date (which shall remain true and correct in all material respects (without giving duplicative effect to any materiality qualification contained in the applicable representation or warranty) as of such date) and the Company shall have received a certificate to that effect from Parent's chief executive officer and chief financial officer and

    (2) Parent shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the effective time of the Merger and the Company shall have received a certificate to that effect from Parent's chief executive officer and chief financial officer.

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    TERMINATION OF THE MERGER AGREEMENT.  The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether before or after approval and adoption of the Merger Agreement by the stockholders of the
Company:

    (1) by mutual agreement of the boards of directors of Parent and the Company;

    (2) by Parent or the Company if (a) any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree or ruling or other action has become final and nonappealable, (b) there has been a material breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement or the Option Agreement that is not capable of being cured, (c) the stockholders of Parent shall fail to approve the Merger and the Placing and Open Offer, or (d) the stockholders of the Company shall fail to approve the Merger;

    (3) by Parent, if (a) the Company or any of its directors or officers shall participate in discussions or negotiations in breach of the covenants of the Company described under "No Solicitation by the Company; Acquisition Proposals"
(b) the board of directors of the Company approves or recommends an acquisition proposal by a third party (other than Parent) or withdraws or modifies in a manner adverse to Parent its recommendation that stockholders of the Company approve the Merger or (c) the Company shall have failed to mail a proxy statement to the stockholders in connection with the approval of the Merger by the stockholders of the Company or failed to include in such proxy statement its recommendation of the Merger Agreement and the transactions contemplated thereby;

    (4) by Parent prior to the purchase of the Shares pursuant to the Offer, in the event of a breach or failure to perform by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (a) would give rise to the failure of a condition set forth in the Stockholder Agreements and (b) cannot be cured, or has not been cured within 15 days after the Company receives written notice from Parent of such breach or failure to perform;

    (5) by Parent if the Placing and Open Offer or the Placing Agreement shall have been terminated without Parent having received the proceeds of the Placing and Open Offer or any alternative financing;

    (6) by Parent if Parent permits the Offer to lapse in accordance with its terms or Parent or the Purchaser terminates the Offer without the purchase of the Shares by the Purchaser in accordance with the conditions to the Offer;

    (7) by the Company if in response to an acquisition proposal which constitutes a Superior Proposal (as defined in "No Solicitation by the Company; Acquisition Proposals" below) which was not solicited by the Company and which did not otherwise result from a breach of the covenants of the Company described under "No Solicitation by the Company; Acquisition Proposals" if, in effecting such termination, the Seller complies with the relevant provisions of the Merger Agreement; or

    (8) by either Parent or the Company, in the event the effective time of the Merger has not occurred by the latest to occur of (a) March 31, 2000 or
(b) 60 days after the clearance by the Commission of the proxy statement issued in connection with approval of the Merger by the stockholders of the Company (with such date, as it may thereafter be extended by mutual written agreement of Parent and the Company,

    NO SOLICITATION BY THE COMPANY; ACQUISITION PROPOSALS. The Merger Agreement provides that the Company will not, nor will it permit any of it subsidiaries to, nor will it authorize or permit any of its, directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly, (1) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes an Acquisition Proposal (as defined below) or (2) participate in any discussions or negotiations regarding any Acquisition Proposal. Notwithstanding the

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foregoing, if the board of directors of the Company determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company, in response to a Superior Proposal (as defined below) which was not solicited by it or which did not result from a breach by the Company of its non-solicitation obligations, and subject to compliance with the Merger Agreement, may furnish information with respect to the Company and its subsidiaries to any person making a Superior Proposal pursuant to a confidentiality agreement on terms no less favorable than the confidentiality agreement between the Company and Parent and participate in discussions or negotiations regarding such Superior Proposal.

    For purposes of the Merger Agreement, an "Acquisition Proposal" means any inquiry, proposal or offer from any person (1) relating to any direct or indirect acquisition or purchase of (a) a business that constitutes 15% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, (b) 20% or more of any class of equity securities of the Company or (c) any material equity interest in any subsidiary of the Company, (2) relating to any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any material equity interest in any of its subsidiaries, or (3) relating to any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

    For purposes of the Merger Agreement, "Superior Proposal" means any proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the board of directors of the Company determines in its good faith judgment is reasonably likely to be consummated, taking into account the person making the proposal and all legal, financial and regulatory aspects of the proposal, and would provide greater value to the stockholders of the Company than the Merger.

    The Merger Agreement provides further that neither the board of directors of the Company nor any committee thereof may (1) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by such board of directors or such committee of the Offer, the Merger or the Merger Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal other than any such agreement entered into concurrently with the termination of the Merger Agreement by the Company to facilitate such action. See "Termination of the Merger Agreement" above.

    The Merger Agreement provides that the Company must promptly advise Parent orally and in writing of any Acquisition Proposal or any request for any non-public information by any person which the Company reasonably believes is in connection with the preparation of an Acquisition Proposal, the material terms and conditions of the Acquisition Proposal or the information requested by the person making the request and the identity of the person making the Acquisition Proposal or request for information. The Company must promptly inform Parent of any change in the status and material terms and conditions (including amendments or proposed amendments) of any such Acquisition Proposal or request for information.

    FEES AND EXPENSES; TERMINATION FEE. The Merger Agreement provides that all fees and expenses incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

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    The Merger Agreement provides that the Company shall pay $300,000 to Parent, within three business days after termination of the Merger Agreement by Parent or the Company, as applicable, in the event that:

    (1) there has been a material breach by the Company of any representation, warranty, covenant or agreement set forth in this agreement which was not cured prior to the effective time of the Merger;

    (2) the stockholders of the Company shall fail to approve the Offer and the Merger at the Company Stockholder Meeting;

    (3) the Company or any of its directors or officers shall participate, or have publicly resolved to participate, in discussions or negotiations in breach of the Company's covenants described above under "No Solicitation by the Company; Acquisition Proposals";

    (4) the board of directors of the Company shall have approved or recommended, or have publicly resolved to approve or recommend, an Acquisition Proposal by a third party or withdrawn or modified its approval or recommendation of the Merger Agreement or the transactions contemplated thereby in a manner adverse to Parent or Purchaser;

    (5) the Company failed to mail the proxy statement regarding the Merger to its stockholders or failed to include in such proxy statement the recommendation that the stockholders of Company vote in favor of the Merger;

    (6) the Company, prior to the purchase of Shares pursuant to the Offer, has failed to perform any representation, warranty, covenant or other agreement contained in the Merger Agreement which (a) would give rise to the failure of a condition set forth in any of the stockholder agreements executed by certain stockholders of the Company in connection with the Offer and the Merger and
(b) cannot be cured, or has not been cured within 15 days after the Company receives written notice from Parent or Purchaser of such breach or failure to perform;

    (7) the Company terminates the Merger Agreement in response to a Superior Proposal which was not solicited by the Company and which does not otherwise result from a breach of the non-solicitation or other covenants of the Company described above under "No Solicitation by the Company; Acquisition Proposals".

    The Merger Agreement also provides that Parent shall pay $300,000 to the Company, within three business days after termination of the Merger Agreement by Parent or the Company, as applicable, in the event that:

    (1) the stockholders of Parent shall fail to approve the Merger and the Placing and Open Offer at the extraordinary general meeting of Parent convened December 23, 1999 or at any adjournment of such extraordinary general meeting to a date not more than 5 business days after December 23, 1999; or

    (2) the Placing and Open Offer or the Placing Agreement shall have been terminated without Parent having received the proceeds of the Placing and Open Offer or any alternative financing.

    CONDUCT OF THE BUSINESS OF THE COMPANY. The Merger Agreement provides that unless provided for in the Merger Agreement or approved by Parent in writing, from the date of the Merger Agreement until the consummation of the Merger, the Company will not (and will cause each of its Subsidiaries to not):

    (1) amend its articles of incorporation or other charter document or by-laws;

    (2) authorize for issuance, issue, sell, deliver, pledge or agree or commit to issue, sell, deliver or pledge (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any debt or other securities convertible into capital stock or equivalents (including, without limitation, stock appreciation rights), or amend any of the

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terms of any of the foregoing, other than the issuance of shares of capital stock upon the exercise of outstanding options or rights in accordance with the terms of the Company's Incentive Stock Option Plan, Nonqualified Stock Option Plan and Stock Bonus Plan (collectively, the "Company Equity Plans") as the case may be;

    (3) (a) split, combine or reclassify any shares of its capital stock, or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, adopt or approve any stockholder rights plan providing for the issuance to holders of shares of Common Stock or preferred stock of the Company of rights to purchase or receive stock, cash or other assets upon the acquisition or proposed acquisition of Common Stock or preferred stock of the Company, or repurchase, redeem or otherwise acquire any of its securities or any securities of its subsidiaries, or (b) make any payment of cash or other property to terminate, cancel or otherwise settle any outstanding options, other than in the case of clauses (a) or (b) above for the issuance of shares of Common Stock in connection with the exercise of options or rights under the Company Equity Plans;

    (4) (a) incur or assume any long-term indebtedness or increase any amounts outstanding under long-term credit facilities existing as of the date of the Merger Agreement or grant, extend or increase the amount of a mortgage lien on any leasehold or fee simple interest of the Company or its subsidiaries; or, except in the ordinary course of business consistent with past practice in the case of clauses (a) through (f) below, (b) incur or assume any short-term debt or increase amounts outstanding under short-term credit facilities existing as of September 30, 1999, (c) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other entity or individual, except for obligations of the Company or any subsidiary of the Company, (d) make any loans, advances or capital contributions to, or investments in, any other entity or individual, (e) pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries, or
(f) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any lien thereon except as existing on the date of the Merger Agreement or as may be required under agreements outstanding on the date of the Merger Agreement to which the Company or any of its subsidiaries are parties;

    (5) except as expressly provided in the Merger Agreement, enter into, adopt or amend in any manner or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance, change-in-control or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement or enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

    (6) sell, lease, license, pledge or otherwise dispose of or encumber any material assets except in the ordinary course of business consistent with past practice (including without limitation any indebtedness owed to it or any claims held by it);

    (7) except in connection with the Bridgestone Transacation, acquire or agree to acquire by merging or consolidating with or by purchasing any portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, other than in the ordinary course of business consistent with past practice;

    (8) change any of the accounting principles or practices used by it affecting its assets, liabilities or business, except for such changes required by a change in generally accepted accounting principles;

    (9) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, fixed, contingent, liquidated, unliquidated or otherwise), other than the payment, discharge or satisfaction of liabilities
(a) in the ordinary course of business consistent with past practices, (b) with notice to Buyer, in an amount which does not exceed $25,000 in the aggregate,
(c) incurred pursuant to the terms of the engagement letter agreement between the Company and Wasserstein Perella & Co., Inc. ("Wasserstein Perella"), dated October 1, 1999 in an amount not to exceed $1,250,000, plus expenses, or
(d) incurred in connection with the transactions contemplated by Offer and the Merger Agreement, not to exceed the amounts described in a schedule attached to the Merger Agreement;

    (10) except as required by their terms, enter into, terminate or breach (or take or fail to take any action, that, with or without notice or lapse of time or both, would become a breach) or materially amend any contract which is or would be a material agreement, as defined in the Merger Agreement;

    (11) without prior consultation with Parent or the Purchaser (in addition to the consent requirement described above) commence any litigation or arbitration other than in accordance with past practice or settle any litigation or arbitration for money damages or other relief in excess of $50,000 or if as part of such settlement the Company or any subsidiary would agree to any restrictions on its operations;

    (12) grant any license with respect to or otherwise convey any intellectual property of the Company;

    (13) elect or appoint any new directors or officers of the Company or any subsidiary;

    (14) waive, release or amend its rights under any confidentiality, "standstill" or similar agreement that the Company entered into in connection with its consideration of a potential strategic transaction; provided, however, that the Company may waive, release or amend its rights under any such confidentiality, "standstill" or similar agreement if the Company's board of directors determines, based on the advice of independent legal counsel that failure to do so would be reasonably likely to constitute a breach of its fiduciary duties to the Company's stockholders under applicable law;

    (15) make or change any election, request permission of any tax authority or to change any accounting method, file any amended federal, state, local, foreign or other tax return, enter into any closing agreement, settle any federal, state, local, foreign or other tax claim or assessment relating to the Company or its subsidiaries, surrender any right to claim a refund of federal, state, local, foreign, or other taxes, or consent to any extension or waiver of the limitation period applicable to any federal, state, local, foreign or other tax claim or assessment relating to the Company or its subsidiaries;

    (16) settle or comprise any pending or threatened suit, action or claim which is material or which relates to any of the transactions contemplated by the Merger Agreement;

    (17) take any action that would reasonably be expected to result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue or (b) any of the conditions of the Offer not being satisfied;

    (18) amend, modify or otherwise change of any of the terms and conditions set forth in the Bridgestone Agreement; or

    (19) take, or agree in writing or otherwise to take, any of the actions described in sub-paragraphs (1) through (18) listed above.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the board of directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company's board of directors equal to the product of (1) the total number of directors on the Company's board of directors and (2) the percentage that the number of Shares purchased by the Purchaser in the Offer bears to the number of Shares outstanding, and the Company will, at such time, cause the Purchaser's designees to be selected by its existing board of directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Merger Agreement further provides that in the event that the Purchaser's designees are elected to the board of directors of the Company, until the effective time of the Merger, the board of directors of the Company will have at least two independent directors who were directors on the date of the Merger Agreement and who are not officers of the Company or any of its subsidiaries. The Merger Agreement also provides that the Company will promptly, at the option of Parent, either increase the size of the Company's board of directors and/or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to, and to constitute a majority of, the Company's board of directors as provided above.

    STOCK OPTIONS. The Merger Agreement provides that prior to the effective time of the Merger, the Company shall terminate the Company Equity Plans and shall provide written notice to each holder of a then outstanding option to purchase shares of Common Stock pursuant to the Company Equity Plans (whether or not such option is then vested or exercisable), that such option shall be exercisable in full as of the date of such notice and that such option shall terminate at the effective time of the Merger and that, if such option is not exercised or otherwise terminated before the effective time of the Merger, such holder shall be entitled to receive in cancellation of such option a cash payment from Parent promptly after the effective time of the Merger, in an amount equal to the excess, if any, by which the Offer Price exceeds the exercise price per share with respect to such option multiplied by the number of shares represented by such option immediately prior to such cancellation, subject to income tax withholding as required by applicable law.

    WARRANTS. The Merger Agreement also provides that, prior to the effective time of the Merger, the Company shall use its commercially reasonable efforts to receive from each holder of an outstanding warrant to purchase shares of Common Stock an agreement that, as of the effective time of the Merger, such warrant shall be converted into a right of such holder to receive from Parent promptly after the effective time of the Merger an amount in cash, without interest equal to the product of (1) the number of shares of Common Stock subject to such warrant immediately prior to the effective time of the Merger and (2) the excess, if any, by which the Offer Price exceeds the exercise price per share that was applicable with respect to such warrant.

    DEBENTURES. The Merger Agreement further provides that, prior to the effective time of the Merger, the Company shall use its commercially reasonable efforts to receive from each holder of an outstanding debenture issued by the Company an agreement that, simultaneously with the consummation of the Merger and at the effective time of the Merger, the debenture then held by it shall, automatically and without further action by the holder of the debenture, be cancelled and deemed to be paid-in-full. Promptly after the effective time of the Merger, Parent shall pay to each holder of a debenture with a strike price of $6.00 who shall have entered into an agreement with the Company for the cancellation of such holder's debenture, an amount in cash equal to 116.67% of such debenture holders' pro-rata share of the outstanding principal amount of such class of debenture, together with accrued interest thereon as provided in the applicable debentures. The maximum aggregate consideration payable to the holders of debentures with a strike price of $6.00 by Parent, assuming that all such holders enter into agreements with the Company for the cancellation of their debentures, shall be $583,350. In addition, promptly after the effective time of the Merger, Parent shall pay to each holder of a debenture with a strike price of $6.50 who shall have entered into an agreement with the Company for the cancellation of such holder's debenture, an amount in cash equal to 109% of such debenture holders' pro-rata share of the outstanding principal amount of such class of debenture, together with accrued interest thereon as provided in the applicable debentures. The maximum aggregate consideration payable to the holders of debentures with a strike price of $6.50 by Parent, assuming that all such holders enter into agreements with the Company for the cancellation of their debentures, shall be $3,019,300. From and after the effective time of the Merger, none of Parent, Purchaser or the Company shall have any liability or obligation of any kind whatsoever under debentures with respect to which the holder shall have received payment as described herein.

    EMPLOYEE MATTERS. The Merger Agreement provides that from and after the Merger, Parent will cause the Surviving Corporation to provide, employee benefit plans, programs and arrangements to employees of the Company which are in the aggregate at least as favorable as those maintained by the Company today.

    The Merger Agreement also provides that with respect to each benefit plan, program practice, policy or arrangement maintained by the Surviving Corporation in which employees of the Company subsequently participate, for purposes of determining vesting and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of pension benefits), service with the Company (or predecessor employers to the extent the Company provides past service credit) will be treated as service with the Surviving Corporation.

    As described in the Company's most recent proxy statement dated November 2, 1999, the Company is party to an amended employment agreement with Richard H. Bard, Chairman and Chief Executive Officer of the Company. Under the terms of his employment agreement, Mr. Bard is entitled to certain benefits in the event of an acquisition of the Company. In connection with the execution of the Merger Agreement, the Company and Mr. Bard entered into an amendment to his employment agreement. In addition, in the Merger Agreement, Parent has agreed to make certain payments to Mr. Bard in satisfaction of certain of his rights under the employment agreement.

    Under the amendment executed by the Company and Mr. Bard dated as of November 29, 1999 (the "Amendment"), Mr. Bard's employment with the Company will terminate on the later to occur of the effective time of the Merger and January 31, 2000. In addition, the Company has agreed to pay to Mr. Bard bonuses for past service to the Company for the years 1997, 1998 and 1999 in the amounts of $160,000, $200,000 and $240,000, respectively. Furthermore, in the Amendment, Mr. Bard has agreed that the provisions of his employment agreement which provide for a payment upon termination of 1.5 times the present value of the salary and other benefits for the remaining term (currently through March 31, 2006) of the agreement are to be deleted.

    In addition to the foregoing, in the Merger Agreement, Parent has agreed to pay to Mr. Bard following the effective time of the Merger an amount in cash equal to $3,500,000 in full satisfaction of certain rights of Mr. Bard under his employment agreement to receive 500,000 shares of Common Stock upon a merger or acquisition of the Company and certain other rights to which he is entitled under his employment upon a termination of his employment with the Company. Furthermore, Parent has also agreed in the Merger Agreement to pay to Mr. Bard $250,000 in full satisfaction of his options to acquire 147,000 shares of Common Stock.

    After the consummation of the Merger, Mark Turnage, the current President and Chief Operating Officer of the Company, will (1) assume primary responsibility for the United States operations of the Surviving Corporation and be entitled to an annual salary of $200,000, (2) join the board of directors of Parent and the Surviving Corporation, pending the requisite shareholder approval, (3) be entitled to participate in a bonus plan, receive certain pension contributions (to be agreed) and to benefit from a company car and private medical health insurance cover, and (4) become entitled to receive payments of bonuses from the Company in respect of prior years' service in the amount of approximately $390,000, and an additional bonus of approximately $110,000. Mr. Turnage has agreed to invest such payment in New Ordinary Shares at their issue price and to retain such shares for a minimum period of one year.

    INDEMNIFICATION. From and after the consummation of the Merger and for a period of six years thereafter, Parent will, or will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company to indemnify each person who is or was a director or officer (an "Indemnified Party") of the Company or any of its subsidiaries pursuant to any indemnification provision of the

Company's articles of incorporation or by-laws as each is in effect on the date of the Merger Agreement. In addition, for a period of six years after the Merger, the Surviving Corporation will not amend or reduce the rights to indemnification provided in the articles of incorporation of the Company. Furthermore, the Merger Agreement provides that, for a period of three years after the consummation of the Merger, Parent shall cause to be maintained in effect the current officers' and directors' liability insurance maintained by the Company with respect to the Indemnified Parties to the extent that it provides coverage for events occurring prior to the consummation of the Merger for all persons who are directors and officers of Seller on the date of the Merger Agreement, so long as such insurance is available on commercially reasonable terms and the annual premium for such liability insurance would not be in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement If the existing officers' and directors' liability insurance expires, is terminated or cancelled during such three-year period, Parent will use all reasonable efforts to cause to be obtained as much officers' and directors' liability insurance as can be obtained for the remainder of such period for an annualized premium as provided in the Merger Agreement and on terms and conditions no less advantageous than the existing officers' and directors' liability insurance.

    COMMERCIALLY REASONABLE EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, Parent, the Purchaser and the Company have each agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (1) the taking of all reasonable acts necessary to cause the conditions of the Offer to be satisfied, (2) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity, (3) the obtaining of all necessary consents, approvals or waivers from third parties,
(4) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed, and (5) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement. In connection with and without limiting the foregoing, but subject to the terms and conditions of the Merger Agreement, the Company and its board of directors will (1) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, and (2) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement, take all action necessary to ensure that the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Offer and the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement.

    The Merger Agreement further provides that the Company will give prompt notice to Parent, and Parent will give prompt notice to the Company, of (1) the occurrence, or non-occurrence, of any event which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect or any covenant, condition or agreement contained in the Merger Agreement not to be complied with or satisfied or
(2) any failure of the Company, Parent or the Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; provided that no such notification will limit or otherwise affect the remedies available to the party receiving the notice.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated holders of Shares will have certain rights pursuant to the provisions of Section 7-113-102 of the CBCA to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including the asset value and investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 7-113-102 of the CBCA fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the CBCA, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement.

    The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the CBCA and is qualified in its entirety by the full text of Section 7-113-102 of the CBCA.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY THE CBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    DIVIDENDS AND DISTRIBUTIONS. Pursuant to the terms of the Merger Agreement, prior to the effective time of the Merger, unless otherwise approved in writing by the Purchaser, the Company may not (1) declare, set aside, make or pay any dividends on, or make any other distributions in respect of, any of its capital stock, or (b) issue or sell any shares of any class of its capital stock, or any securities convertible into or exchangeable for any such shares, or issue, sell, grant or enter into any subscriptions, options, warrants, conversion or other rights, agreements, commitments, arrangements or understandings of any kind, contingently or otherwise to purchase or otherwise acquire any such shares or securities convertible into or exchangeable for any such shares.

OTHER CONTRACTS.

    The following summary of the Loan Agreement, form of Stockholder Agreement, and Stock Option Agreement, copies of which are attached as Exhibits 2, 3, and 4, respectively, hereto and incorporated by reference herein. The Loan Agreement, form of Stockholder Agreement, and Stock Option Agreement should be read in their entirety for a more complete description of the matters summarized below.

    LOAN AGREEMENT WITH THE COMPANY. Parent and the Company are parties to a Loan Agreement dated November 30, 1999 (the "Loan Agreement"). Pursuant to the terms and conditions set forth in the Loan Agreement, Parent has agreed to lend to the Company on or before December 10, 1999 an amount not in excess of $10,000,000 (the "Loan"). The Company shall use the proceeds of the Loan solely to complete the purchase of 100% of the issued and outstanding capital stock of Bridgestone Technologies, Inc. and 19.9% of the membership interests of two associated limited liability companies, Label Systems Acquisition LLC and Keystone Imaging Technologies, LLC (the "Bridgestone Transaction"), pursuant to the Stock Purchase Agreement executed between the Company, Keystone Technologies L.L.C., and Kenneth P. Felis, Michael J. Zubretsky, Richard Zucker and Timothy Dolan, as sellers (the "Bridgestone Agreement"). Subject to acceleration and in accordance with the terms of the Loan Agreement, the Loan shall be due and payable in full in cash on the date (the "Maturity Date") which is the earliest to occur of (1) December 31, 2000, or (2) any date specified in a demand notice delivered by Parent to the Company; provided, that such date shall not be earlier than six months from the date of such demand notice; provided further, that such demand notice shall not be delivered to the Company prior to the date of termination of the Merger Agreement, or (3) any date which may be mutually agreed upon in writing by Parent and the Company. In the event the Merger is not completed on or before the Maturity Date and the failure to complete the Merger is not the result of Parent's stockholders failing to approve the Merger or Parent failing to obtain the financing necessary to complete the Merger, and so long as Parent has not materially breached any agreement or other document in connection with the Merger, then a fee of $1,700,000 shall be due from the Company to Parent on the Maturity Date. The Loan shall be secured by liens (subject only to existing senior lender liens and other mutually agreed upon liens) on all assets of the Company and its subsidiaries located in the United States, whether now owned or hereafter acquired, pursuant to the terms of the security documents to which the Company or its subsidiaries located in the United States are a party.

    STOCK OPTION AGREEMENT WITH THE COMPANY. Immediately after the execution of the Merger Agreement, the Company executed and delivered a stock option agreement, dated November 30, 1999 (the "Option Agreement"), pursuant to which the Company granted to Parent an option to purchase Common Stock under the conditions set forth below. The Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Option Agreement may have the effect of discouraging persons who might now or at any other time prior to the completion of the Merger may be interested in acquiring all of or a significant interest in the Company from considering or proposing an acquisition, even if those persons were prepared to offer to pay consideration to stockholders of the Company in excess of that proposed to be paid by Parent pursuant to the Merger Agreement.

    The Option Agreement provides for the purchase by Parent of up to 1,234,293 shares (the "Option Shares") of Common Stock, subject to certain anti-dilutive adjustments, at an exercise price of $7.00 per share, payable in cash. The Option Shares will in no event exceed 19.9% of the Common Stock issued and outstanding without giving effect to the issuance of any Common Stock subject to the Option.

    EXERCISE OF THE COMPANY OPTION. The Option will become exercisable, in whole or in part, but only if both an Initial Triggering Event and a Subsequent Triggering Event occur prior to an Exercise Termination Event. For purposes of the Option Agreement:

    (1) an "Initial Triggering Event" will occur if one of the following events occurs:

       (a) the Company enters into an agreement to engage in, or the board of directors of the Company recommends that stockholders of the Company approve or accept, an Acquisition Transaction,

       (b) the Company, without Parent's prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose to engage in an Acquisition Transaction, or the board of directors of the Company publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to Parent, its recommendation that its stockholders approve the Merger Agreement,

       (c) the Company terminates the Merger Agreement after receipt of a superior proposal from a third party,

       (d) a third party acquires beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of Common Stock,

       (e) a third party makes a BONA FIDE proposal to the Company or its shareholders by public announcement, or written communication that becomes the subject of public disclosure, to engage in an Acquisition Transaction, or

       (f) the Company breaches any covenant or obligation in the Merger Agreement after an overture is made by a third party to engage in an Acquisition Transaction, and following the breach, Parent would be entitled to terminate the Merger Agreement

    (2) As used above in (1), the term "Acquisition Transaction" means

       (a) a merger or consolidation, or any similar transaction with the Company or any of its subsidiaries

       (b) a purchase, lease or other acquisition or assumption of all or substantially all of the assets of the Company or any of its subsidiaries

       (c) a purchase or other acquisition of securities representing 20% or more of the voting power of the Company or any of the Company's subsidiaries, or

       (d) any transaction substantially similar to those described in (a)-(c) above.

    (3) A "Subsequent Triggering Event" will occur if either of the following occurs:

       (a) any person acquires beneficial ownership of 30% or more of the then-outstanding shares of Common Stock; or

       (b) the Initial Triggering Event described in clause (1)(a) occurs, except that the percentage referred to in clause (2)(c) of the definition of "Acquisition Transaction" set forth above is 30%.

    (4) An "Exercise Termination Event" means the earliest of:

       (a) the effective time of the Merger,

       (b) termination of the Merger Agreement in accordance with its terms if the termination occurs prior to the occurrence of an Initial Triggering Event, except in the case of the termination of the Merger Agreement by Parent as a result of an uncured material breach by the Company of any of its representations, warranties, covenants or agreements, or

       (c) the date that is 6 months after the termination of the Merger Agreement.

    REPURCHASE OF THE COMPANY OPTION. The Option Agreement also provides that after the occurrence of a Repurchase Event (as defined below), upon request, the Company will repurchase the Option and all or any part of the Option Shares received upon the full or partial exercise of the Option from the holder of those shares At the Company's option, however, instead of repurchasing the Option and any Option Shares, the Company may choose to cause any Option Shares to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. In the event that the Company chooses this option, the Option and any Option Shares will not be repurchased by the Company.

    Any repurchase of the Option will be made at an aggregate price equal to the amount by which the Market/Offer Price (as defined below) exceeds the option price multiplied by the number of shares then subject to the Option. A repurchase of any shares received upon exercise of the Option will be made at an aggregate price equal to the Market/Offer Price multiplied by the number of shares to be repurchased.

    The term "Market/Offer Price" means the highest of the following:

    (1) the price per share at which a tender or exchange offer has been made for the Common Stock,

    (2) the price per share of the Common Stock that any third party is to pay pursuant to an agreement with the Company,

    (3) the highest closing price per share of the Common Stock within the six-month period immediately preceding the date that notice to repurchase is given, or

    (4) if there is a sale of all or a substantial portion of the Company's assets, the sum of the price paid for those assets and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm), divided by the number of shares of the Common Stock outstanding at the time of such sale.

    The term "Repurchase Event" is defined in the Option Agreement to mean
(1) the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Common Stock or (2) the consummation of a merger, consolidation or similar transaction involving the Company or any purchase, lease or other acquisition of all or a substantial portion of the assets of the Company unless the transaction would not constitute an Acquisition Transaction, in either case provided that a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event.

    TOTAL PROFIT. The total profit that Parent may realize with regard to the exercise of the Option may not exceed $1.5 million. "Total profit" is defined to mean the aggregate (before taxes) of:

    (1) any amount received by Parent pursuant to the Company's repurchase of the Option,

    (2) any amount received by Parent pursuant to the Company's repurchase of the Option Shares (less the purchase price for those Option Shares),

    (3) any net cash received pursuant to the sale of Option Shares to any unaffiliated party (less Parent's purchase price of those Option Shares), and

    (4) any amounts received by Parent on transfer of the Option or any portion of the Option to any unaffiliated party.

    STOCKHOLDER AGREEMENTS WITH CERTAIN STOCKHOLDERS OF THE
COMPANY. Concurrently with the execution of the Merger Agreement, the directors, certain executive officers, and certain stockholders of the Company, Mark Bar, Linda Bar, Richard Bard, Philena Enterprises, Yoram Curiel, Martin T. Hart, Hunt Capital Group, LLC, Richard Lamm, Dorothy Lamm, Heather Lamm, Scott Lamm, Bruce Raben, and Mark Turnage each entered into a voting agreement with the Company under which these individuals and entities agreed to:

    (1) vote all of the shares of Common Stock owned, controlled by or subsequently acquired by that director or executive officer in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement.

    (2) vote all of the shares of Common Stock owned, controlled by or subsequently acquired by that director or executive officer against any other Merger Agreement or merger, consolidation, combination, sale of substantial assets, reorganization, dissolution, liquidation or winding up of the affairs of the Company or the adoption of amendments to the Company's charter documents which would frustrate or impede the Merger.

    In addition, with respect to all shares owned of record and all shares acquired by these directors and executive officers at any time prior to the effective time of the Merger, each signing stockholder has appointed Parent as their irrevocable proxy and lawful attorney to vote their shares in favor of the Merger and the Merger Agreement and against any other Merger or combination proposal. The stockholder agreements terminate upon the earlier of the termination of the Merger Agreement or the effective time of the Merger.

    The stockholder agreements also provide that each stockholder will accept the all cash offer of $7.00 per share made by Parent in accordance with the Offer and will not withdraw such acceptance, so long as either (1) holders of at least a majority of the Shares have agreed to accept the cash offer in accordance with the Offer, or (2) Parent has not terminated the Offer or permitted the Offer to lapse in accordance with its terms. For purposes of determining whether the condition in subclause (1) above is satisfied, each stockholder's shares are to be included in the shares, the holders of which have accepted the cash offer in accordance with the Offer.

    The stockholder agreements also prohibit each signing stockholder from soliciting additional acquisition proposals from third parties on behalf of the Company or from engaging in any discussions with third parties regarding any acquisition proposal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    The board of directors of the Company (the "Board"), by unanimous vote, with all directors present and voting, has:

    - determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger (collectively, the "Transactions"), are fair to, and in the best interests of, the Company and the stockholders of the Company;

    - approved the Merger Agreement and the Merger;

    - declared the Merger Agreement to be advisable; and

    - resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

    (b) REASONS FOR RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS; FACTORS CONSIDERED BY THE COMPANY'S BOARD OF DIRECTORS

BACKGROUND.

    In February 1997, Parent and the Company commenced initial discussions regarding a possible merger of their businesses. The parties terminated these discussions soon thereafter after little progress was made. Parent and the Company made intermittent contacts with each other between February 1997 and August 1999, including execution of a confidentiality agreement on February 17, 1998, but did not undertake any further material discussions regarding a potential merger until August of 1999.

    Beginning in March of 1999, the Company was engaged in preliminary discussions with four other potential suitors for the Company. No agreement was reached with any of the suitors. The financial aspects of such discussions were less favorable to the Company and the Company's stockholders than the terms of the Merger Agreement. Parent required the Company to terminate all such other discussions as a condition precedent to the execution by Parent of a letter of intent.

    On June 16, 1999, the Company signed a letter of intent with respect to the Bridgestone Transaction.

    On August 11, 1999, representatives of Parent and the Company met in New York to discuss a possible merger. At this meeting, the parties also discussed the Company's planned acquisition of Bridgestone and the Company's source of financing for the acquisition.

    On August 24, 1999, the representatives of Parent and the Company met a second time in New York to discuss the terms of a possible merger. Over the next two weeks representatives of Parent and the Company spoke intermittently via the telephone to further discuss possible terms of a merger.

    On September 7, 1999, Parent sent a letter to the Company proposing a merger, subject to further negotiations, definitive documentation and due diligence.

    On September 13, 1999, the Company signed a letter of intent with a third party regarding financing the Bridgestone Transaction. Such arrangement was terminated following the signing of the letter of intent with Parent.

    On September 15, 1999, the Company signed a definitive agreement with respect to the Bridgestone Transaction.

    On October 4, 1999, Parent sent a follow up letter with further terms of a potential transaction.

    On October 11, 1999, the Company and Parent entered into an additional confidentiality agreement.

    On October 13, 1999, representatives of Parent and the Company met in Denver, Colorado to further discuss the terms of a possible transaction.

    On October 21, 1999, Parent sent a further letter to the Company with terms of a proposed transaction.

    On October 27, 1999, representatives of Parent and the Company, together with various financial, legal and accounting advisers, met in London to discuss the terms of a potential transaction including the form of consideration, the structure of the transaction and other material items relating to the transaction.

    On November 11, 1999, Parent and the Company executed a non-binding letter of intent regarding the proposed transaction. The parties negotiated the definitive documentation for the Merger over the following two weeks.

    On November 29, 1999, the board of directors of the Company held a meeting to consider the Offer and the Merger Agreement. At the meeting, the Board heard presentations by its legal counsel with respect to the terms of the proposed Offer and the Merger Agreement, and legal counsel advised the Board that the negotiations for the Merger Agreement were substantially complete.

    At the November 29, 1999 meeting of the Board, representatives of Wasserstein Perella delivered Wasserstein Perella's oral opinion that, subject to and based upon the matters described in the opinion, as of such date, the $7.00 in cash per Share to be paid to the holders of the Company's Common Stock pursuant to the Offer and the Merger was fair to such stockholders from a financial point of view. Wasserstein Perella subsequently delivered a written opinion, dated November 29, 1999, to the same effect.

    On November 30, 1999, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and Loan Agreement.

FACTORS CONSIDERED BY THE BOARD.

    In approving the Merger and the Merger Agreement making its determination that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the stockholders of the Company and recommending that all holders of Common Stock tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Board considered a number of factors, including:

    - the financial and other terms and conditions of the Offer, and the Merger Agreement and the Loan Agreement, which provides financing terms for the Bridgestone Transaction that are superior to any other known to be available to the Company, including specific financing committed to by a third party;

    - the Board's familiarity with and review of the business, financial conditions, results of operations and prospects of the Company, including the desirability of continuing to implement the Company's strategy of expansion in its core security business and the difficulty and cost of raising substantial additional capital in order to fully implement the Company's expansion strategies;

    - an evaluation of the Company, and using comparable companies, comparable acquisitions and discounted cash flows, leading to the conclusion that the Offer and Merger Agreement represent consideration to the Company's stockholders that falls at the upper end of the resultant valuation range;

    - the historical market prices of the shares, including the fact that the $7.00 per Share represented a premium of approximately 25.8% over the $5.63 per Share closing price on November 24, 1999, the last full trading day prior to the November 29, 1999 Board meeting, and represented a premium of approximately 68.4% over the average closing price of the Shares on The Nasdaq SmallCap Stock Market(SM) for the one month period prior to the November 29, 1999 Board meeting and a premium of 51.7% over the average trading price per share over the one-year period prior to the November 29, 1999 Board meeting;

    - the fact that the $7.00 per Share to be paid to the stockholders in the Offer and the Merger exceeded the highest price at which the Shares have traded on The Nasdaq SmallCap Stock Market(SM) since March, 1998;

    - the fact that the $7.00 per Share to be paid to stockholders in the Offer and the Merger represented a 447% premium over the net book value per Share of $1.28 as of September 30, 1999;

    - the fact that the Offer provides the stockholders with liquidity to dispose of their Shares which has not been available in the public market due to the low level of trading volume of the Shares on The Nasdaq SmallCap Stock Market(SM) during the one month period prior to the November 29, 1999 Board meeting (an average daily trading volume of 4,781 shares from October 29, 1999 through November 28, 1999).

    - the Board's belief, after considering the foregoing factors, that no other buyer would be likely to provide a comparable value to the stockholders; and

    - the opinion of Wasserstein Perella dated November 29, 1999, to the effect that, subject to and based upon the matters described in the opinion, as of such date, the $7.00 per Share cash consideration to be received pursuant to the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. The full text of Wasserstein Perella's opinion, which sets forth the assumptions made, matters considered, and limitations on the review undertaken by Wasserstein Perella, is attached hereto as Exhibit 5 and is incorporated herein by reference. Wasserstein Perella's opinion is directed only to the fairness, from a financial point of view, of the $7.00 per Share cash consideration to be received pursuant to the Offer and the Merger by holders of Shares and is not intended to constitute, and does not constitute, a recommendation as to whether any holder of Shares should tender Shares pursuant to the Offer. SHAREHOLDERS ARE ENCOURAGED TO READ WASSERSTEIN PERELLA'S OPINION CAREFULLY IN ITS ENTIRETY.

    Each of the factors set forth above was believed by the Board to support its decision to recommend acceptance of the Offer and to approve, and to recommend approval by the Board of, the Merger and the Merger Agreement.

    The Board did not find it necessary or practical to assign relative weights to the factors or determine that any factor was determinative or of more importance that other factors. Rather, the board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated October 1, 1999, the Company retained Wasserstein Perella as its financial advisor in connection with a possible sale of the Company and, if requested, to provide the Board with an opinion with respect to the fairness, from a financial point of view, of the consideration to be received in such a possible sale of the Company. Pursuant to the letter agreement, the Company agreed to pay Wasserstein Perella (a) a financial advisory fee of $100,000, which amount will be credited against amounts due as described under clauses (b) and (c) of this paragraph; (b) a $500,000 fee for its opinion, which amount will be credited against amounts due as described under clause (c) of this paragraph; (c) a transaction fee equal to 1.5% of the Aggregate Consideration received in the transaction, with a minimum transaction fee due of $1.25 million, which amount is due only upon successful completion of the transaction; (d) additional fees as the parties shall agree if Wasserstein Perella agrees to provide additional financial advisory services other than those specifically described in the letter; and (e) an amount to reimburse Wasserstein Perella for its reasonable out-of-pocket expenses, including reasonable fees and expenses for its legal counsel.

    The financial advisory fee described in clause (a) in the paragraph above less any reimbursed expenses is due regardless if a sale transaction is consummated. The transaction fee described in clause (c) in the paragraph above is due upon consummation of a sale transaction which includes a transaction whereby more than 50% of the outstanding voting securities of the Company, on a fully diluted basis, are acquired and the acquiring party (the "Acquirer") proposes to acquire any additional voting securities, assets or businesses of the Company in a subsequent transaction.

    "Aggregate Consideration" as defined in the letter agreement, and as it applies to the transactions contemplated by the Merger Agreement means the total amount of cash and the fair market value (on the date of payment) of all securities and other property paid or payable, directly or indirectly, by the Acquirer to the acquired party or the seller of the acquired business or assets (in either case, the "Acquired"), or to the Acquired's security holders or its employees, or by the Acquired to the Acquired's security holders, in connection with a sale or a transaction related thereto (including, without limitation, amounts paid by the Acquirer or the Acquired (a) pursuant to covenants not to compete or other similar arrangements and (b) to holders of any warrants, stock purchase rights, convertible securities or similar rights of the Acquired and to holders of any options or stock appreciation rights issued by the Acquired, whether or not vested). Aggregate Consideration also includes the value of any liabilities of the Acquired (including obligations relating to any capitalized leases and the principal amount of any indebtedness for borrowed money) existing on the Acquired's balance sheet at the time of the sale or repaid or retired in anticipation of a sale. Aggregate Consideration shall also include the fair market value of (i) the equity securities of the Company retained by the Company's security holders following such transaction and (ii) any cash, securities (including securities of subsidiaries) or other consideration received by such security holders in exchange for or in respect of securities of the Company in connection with such transaction.

    The Company has also agreed to indemnify Wasserstein Perella and its affiliates, their respective directors, officers, agents, employees and controlling persons, and each of their respective successors and assigns against certain liabilities, including liabilities under the federal securities laws, which are related to or arise out of Wasserstein Perella's engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the 60 days prior to the date of this Schedule 14D-9, to the knowledge of the Company, no transactions in the Shares have been effected by the Company, any subsidiary thereof, any director or executive officer thereof.

    (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a Merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

    Exhibit 1. Agreement and Plan of Merger dated as of November 30, 1999, among the Purchaser, Parent, and the Company.

    Exhibit 2. Loan Agreement, dated as of November 30, 1999, between the Company and Parent.

    Exhibit 3. Form of Stockholder Agreement between Parent and certain stockholders of the Company.

    Exhibit 4. Stock Option Agreement, dated as of November 30, 1999, between Parent and the Company.

    Exhibit 5. Opinion of Wasserstein Perella & Co., Inc., dated November 29, 1999.*

    Exhibit 6. Letter to Stockholders of the Company, dated December 6, 1999.*

    Exhibit 7. Amendment to Employment Agreement dated as of November 29, 1999, between Richard H. Bard and the Company.

    Exhibit 8. Press release issued by the Company, dated November 30, 1999.

------------------------

*   Included in copies of Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                                       OPTICAL SECURITY GROUP, INC.

                                                       By:             /s/ RICHARD H. BARD
                                                            -----------------------------------------
                                                                         Richard H. Bard,
                                                                     Chief Executive Officer

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                               EXHIBIT DESCRIPTION
---------------------                       -------------------
          1             Agreement and Plan of Merger dated as of November 30,1999, among the Purchaser, Parent, and the Company

          2             Loan Agreement, dated as of November 30, 1999, between the
                        Company and Parent

          3 Form of Stockholder Agreement between Parent and certain stockholders of the Company

          4 Stock Option Agreement, dated as of November 30, 1999, between Parent and the Company

          5             Opinion of Wasserstein Perella & Co., Inc., dated
                        November 29, 1999*

          6             Letter to Stockholders of the Company, dated December 6,
                        1999*

          7             Amendment to Employment Agreement, dated as of November 29,
                        1999, between Richard H. Bard and the Company

          8             Press release issued by the Company, dated November 30, 1999

------------------------

* Included in copies of the Schedule 14D-9 mailed to stockholders.